Exhibit 21.1
Subsidiaries of the Company
The following is a list of subsidiaries of Pinterest, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025:

Name of Subsidiary	Jurisdiction of Incorporation
Pinterest Europe Limited	Ireland